

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2015

Via E-mail
Saurabh Pradipkumar Dhoot
Executive Director
Videocon d2h Limited
1st Floor, Techweb Centre
New Link Road
Oshiwara Jogeshwari (West)
Mumbai 400 102
Maharashtra, India

> **Re: Videocon d2h Limited**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed March 13, 2015**
> **File No. 333-201870**

Dear Mr. Dhoot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Silver Eagle's 10-K filed on March 16, 2015, for the period ended December 31, 2014, states the "Videocon d2h is a member of the global conglomerate comprised of a group of entities controlled by Mr. Venugopal Nandlal Dhoot, Mr. Rajkumar Nandlal Dhoot and/or Mr. Pradipkumar Nandlal Dhoot (the "Videocon Group")." In this regard, please tell us if Videocon Group directly or indirectly consolidates Videocon d2h. If Videocon Group consolidates Videocon d2h, please provide disclosure as required by paragraphs 13-16 of IAS 24.

Unaudited Pro Forma Videocon d2h Financial Information, page 99

6. Issuance of Shareholder, Sponsor and Executive earn out, page 107

2. We note your response to prior comment three from our letter dated March 12, 2015. In addition to your current disclosure, which states that the earn-out / bonus issuance would increase share capital and share premium, please also discuss the impact to your retained deficit. Also, since you discuss book value per share in footnote 4, please disclose the impact of these earn-out / bonus issuances on book value per share. Furthermore, given your net loss position, the impact on your earnings per share after giving effect to the ADS issuance is anti-dilutive. As such, please revise your table to <u>not</u> show the anti-dilutive effect; rather, only provide a statement stating that the increase in shares outstanding due to the earn-out / bonuses issued would have a dilutive effect on earnings per share in future periods.

Videocon d2h Operating and Financial Review and Prospects, page 174

Ku-Band Lease Agreement, page 177

3. We note your response to prior comment five from our letter dated, March 12, 2015 and your new disclosure on page 177. Please disclose why the Ku-Band lease was only extended by 45 days. Also, to the extent management believes that the new Ku-Band lease may have new or different terms from the current lease, please discuss what impact these new or different terms could have on your results of operations.

Silver Eagle Acquisition Corp

Audited Financial Statements

4. Please update the audited financial statements of Silver Eagle Acquisition Corp for the year ended December 31, 2014.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director